FORM 4            U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Robert B. Gregor
     844 Oriole Lane
     Chaska, MN 55318

2. Issuer Name and Ticker of Trading Symbol

     Oakridge Holdings, Inc.       (OKRG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

     October, 1997

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     [X] Director
     [X] Officer (give title)   Chief Executive Officer
     [ ] 10% Owner
     [ ] Other (specify)




TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security                              Common Stock

2. Transaction Date (Month/Day/Year)              10/1/97
                                                  10/31/97

3. Transaction Code                               P

4. Securities Acquired (A) or  Disposed of (D)

          Amount                             325       600
          (A) or (D)                         A         A
          Price                              $.80      $.60


5. Amount of Securities
   Beneficially Owned at
   End of Month                4,525     600    1,250   112,814

6. Ownership Form: Direct
   (D) or Indirect (I)           I        I        I        D

7. Nature of Indirect
   Beneficial Ownership        Wife      Son      Son





Signature of Reporting Person:

/s/ Robert B. Gregor    11/4/97